June 22, 2007
Via EDGAR
Securities and Exchange Commission
One Solution Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:	Chris White
Craig Wilson
		Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005, Form 10-K for the fiscal year ended April 30, 2006, and Form 10-Q for the Quarterly Period Ended July 28, 2006, Form 10-Q for the Quarterly Period Ended October 27, 2006
File No. 000-27130
Ladies and Gentlemen:
     Network Appliance (the “Company”) submits this letter to provide additional information regarding our letter to the Securities and Exchange Commission (the “Staff”) dated April 5, 2007 relating to the Company’s Form 10-K for the fiscal year ended April 30, 2005, Form 10-K for the fiscal year ended April 30, 2006, and Form 10-Q for the quarterly period ended July 28, 2006 and Form 10-Q for the quarterly period ended October 27, 2006. This letter reflects the discussions held with Mr. White and Mr. Wilson on June 12, 2007 and with Mr. Wilson on June 14, 2007 and June 22, 2007.

Storage Review Services
With regards to questions 3, 4 and 5 in our previous response regarding the Company’s storage review services, we advise the Staff that the Company agrees with the Staff’s position that storage review services are software-related services and therefore subject to the provisions of SOP 97-2 rather than EITF 00-21, as previously concluded by the Company. Accordingly, we have analyzed the concentrations of our separate sales which include storage review services to determine if these concentrations were adequate to conclude that we had VSOE of fair value for our fiscal years 2003 through 2007.
Below are the percentages of observations that were within a range that is within 15% of the midpoint of the data range. (This method is consistent with the VSOE analysis previously provided to the Staff for our other software-related elements.)

Percentage of
observations
within range
Fiscal Year ended April 2003
All sales (1)	78%
Fiscal Year ended April 2004
All sales (1)	79%
Fiscal Year ended April 2005 (2)
TEA customers — domestic	88%
TEA customers — international	79%
All others — domestic	87%
All others — international	78%
Fiscal Year ended April 2006
TEA customers	79%
All others	76%
Fiscal Year ended April 2007
“Very large” TEA (3)	79%
TEA	77%
All Other	76%

(1)	Prior to FY 2005, storage review services were available on a separate basis. They could only be purchased for a one year period at the time of system sale, even if the customer purchased software PCS for two or three years. As a result, many customers renewed these services on a separate basis. The data for FY 2003 and FY 2004 reflects these separate sales of storage review services. Beginning in FY 2005, the Company changed its product offerings and sold storage review services only as part of the bundled service arrangement described in our previous letters, which required matching terms for all services sold at the time of product sale.

(2)	As suggested by the Staff, we have reviewed our separate sales transactions in FY 2005 and determined that there were different pricing arrangements granted to our domestic versus international customers; these differences occurred with both our TEA and non-TEA customers. (Our analysis in FY 2006 and FY 2007 also looked at international versus domestic sales but found that there has been more convergence in the pricing between these geographies and therefore did not require separate customer pools in those years.) In addition, our review of this data identified a small number of individual transactions that had been included in our previous analysis that were part of larger, multiple-element orders and therefore did not represent a separate sale transaction; these were properly excluded in our revised analysis. (As a result of identifying this error, we reviewed the 2005 data used to determine the fair value for our other deferred elements; the small number of items which should have been excluded in those pools would have increased slightly the 2005 levels of concentrations previously reported to Staff in our letters of May 31, 2006 and April 5, 2007 and would not have changed our conclusions as to VSOE of fair value for these elements.)

(3)	Beginning in FY 2007, we further differentiated new and renewal sales of our products. Our sales have increased over 30% each of the last two years, and one of the contributors to that growth has been ability to sell to larger customers with multiple locations and significantly larger storage requirements. These very large TEAs each have over 400 NetApp systems in their installed base, a number several times as large as our other TEAs. Because of economies of scale, we have been willing to provide these very large customers even larger discounts than those granted to our other TEAs. Accordingly, we have segmented our VSOE analysis to reflect the continuing growth in our sales to these very large customers.
Although we initially evaluated the adequacy of these concentrations on the basis of the need for objective and reliable evidence of fair value under EITF 00-21, we believe that based on the information summarized above, evidence existed at the time that would have allowed us to conclude that concentrations of a) separate sales of storage review services in FY 2003 and FY 2004 and b) separate sales of bundled arrangements including storage review services in FY 2005, FY 2006 and FY 2007, were adequate to be considered VSOE of fair value for these elements under SOP 97-2. We base this conclusion on the fact that, in all cases more than 75% of separate sales transactions fell within a range that is within 15% of the mid-point of that range, which is consistent with the method for determining VSOE we have previously described in our letters to the Staff.
For all years except FY 2005, the customer categories shown above were the same that were used by the Company to determine fair value under EITF 00-21; because the Company determines fair value based on the weighted average of the transactions in each of these customer categories, there is no difference in the amount of revenue deferral we would have calculated under our application of either EITF 00-21 or SOP 97-2.
For FY 2005 the factors noted in (2) above resulted in the use of four rather than two categories to establish VSOE under SOP 97-2. Under this method, four different weighted averages would have been used to determine the fair value of our FY 2005 undelivered bundled elements that included storage reviews. Had we used these four weighted averages, the effect would have been to decrease the amount of product revenues by $1.7 million for FY 2005; this represents 0.1% of reported product revenues for that year. This additional amount would be amortized to income over the ensuing 36 months, including $0.2 million in FY 2005, $0.7 million in FY 06 and $0.6 million in FY 2007. The combined effect on FY 2005 would be as follows:

In millions except per share data	As Reported	As Adjusted	% difference
FY 2005:
Net Revenues	$1,598.1	$1,596.6	0.1%
Gross Margin	975.0	973.5	0.2%
Income from Operations	253.2	251.7	0.6%
Income before Income Taxes	276.2	274.7	0.5%
Net Income	$225.8	$224.6	0.5%
Basic Income per Share	$0.63	$0.62	1.6%
Diluted Income per Share	$0.59	$0.59	n/a

The impact on FY 2006 and FY 2007 would have been less than 0.5% on any reported line items in the income statement. We have evaluated these errors under the guidance contained in Staff Accounting Bulletin No. 99, “Materiality” and have concluded that these differences from a quantitative standpoint are not material individually; from a qualitative standpoint;
-	They were not intentional, but represented management’s good faith judgment regarding the application of GAAP.

-	They would have not changed management’s compensation for any of the periods.

-	They would not have impacted compliance with any loan covenants.

-	They would not have resulted in a failure to meet analyst expectations for any of the periods.

-	They do not change any trends from year to year.
Finally, we believe these differences would not change a user’s conclusions regarding the results of our operations and therefore no restatement of the amounts we have previously reported is required.
We will change the language in our significant accounting policies footnote regarding revenue recognition in our Annual Report on Form 10-K for the year ended April 30, 2007 to reflect our application of SOP 97-2, including the need for VSOE for all of our software-related undelivered elements. Please see our proposed wording changes described later in this letter.
Use of residual method to allocate revenue among deferred elements
With regards to questions 6 and 7 in our previous response regarding the Company’s method for allocating revenue among the various components of our bundled elements, we advise the Staff that the Company agrees with the Staff’s position that the Company’s list price did not constitute fair value information to allocate revenue and that the residual method should have been applied to allocate revenue. More specifically, we will first allocate revenue for our deferred elements to software PCS, which is the deferred element that we do have separate VSOE of fair value, and then allocate the residual to other services. We will change the language in our significant accounting policies footnote regarding revenue recognition in our Annual Report on Form 10-K for the year ended April 30, 2007 to reflect that we are applying the residual method for these items. Please see our proposed wording changes described later in this letter.
Additionally, we have analyzed the impact that using the residual method would have had on our reported results. This method would not have changed the total amount of revenue, gross margin, operating income or net income for any period reported. Use of the residual method would have reduced the amount of revenues reported as software maintenance and increased the amount reported as other services by $1.6 million in FY 2005 and $2.5 million in FY 2006. These amounts represent approximately one percent of their respective income statement line items.
We have evaluated these errors under the guidance contained in Staff Accounting Bulletin No. 99, “Materiality” and have concluded that these differences from a quantitative standpoint are not material individually; from a qualitative standpoint;
-	They were not intentional, but represented management’s good faith judgment regarding the application of GAAP.

-	They would have not changed management’s compensation for any of the periods.

-	They would not have impacted compliance with any loan covenants.

-	They would not have resulted in a failure to meet analyst expectations for any of the periods.

-	They do not change any trends from year to year.
Finally, we believe these differences would not change a user’s conclusions regarding the results of our operations and therefore no restatement of the amounts we have previously reported is required.

Proposed changes to the description of our revenue recognition policies
In our Annual Report on Form 10-K for the year ended April 30, 2007, we will make the following changes:
In previous filings, we have referred to our software PCS arrangements as “Software Subscriptions,” as this is our internal term for these arrangements. To avoid misunderstanding of the types of services provided, we will refer these arrangements as “Software Upgrade and Maintenance Arrangements” in future filings.
We will amend our revenue recognition policy to include the following descriptions regarding storage review services and the use of the residual method (significant changes have been underscored):
     Our multiple element arrangements include our systems and generally may also include one or more of the following undelivered software-related elements: software upgrade and maintenance arrangements, premium hardware maintenance, and storage review services. Our software upgrade and maintenance arrangements entitle our customers to receive unspecified product upgrades and enhancements on a when-and-if-available basis, bug fixes, and patch releases. Premium hardware maintenance services include contracts for technical support and minimum response times. Revenues from software upgrade and maintenance arrangements, premium hardware maintenance services and storage review services are recognized ratably over the contractual term, generally from one to three years. ...
     For our undelivered software-related elements, we apply the provisions of SOP No. 97-2 and determine fair value of these undelivered elements based on vendor-specific objective evidence (“VSOE”), which for us consists of the prices charged when these services are sold separately either alone, in the case of software upgrade and maintenance arrangements, or as a bundled element which always includes software upgrade and maintenance arrangements and premium hardware maintenance, and may also include storage review services. To determine the fair value of these elements, we analyze both the selling prices when elements are sold separately as well as the concentrations of those prices. We believe those concentrations have been sufficient to enable us to establish VSOE of fair value for the undelivered elements. If VSOE cannot be obtained to establish fair value of the undelivered elements, paragraph 12 of SOP 97-2 would require that revenue from the entire arrangement be initially deferred and recognized ratably over the period these elements are delivered.
     For income statement presentation purposes, once fair value has been determined for our undelivered bundled elements, we allocate revenue first to software upgrade and maintenance arrangements based on VSOE of its separate fair value, and then the residual is allocated to other service revenues.

We also confirm and acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at 408-822-6000. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-822-4412. Thank you for your assistance.
Sincerely,

/s/ Steven J. Gomo
Steven J. Gomo
Chief Financial Officer Network Appliance, Inc.